Index to the Interim Condensed Consolidated Financial Statements

Interim condensed consolidated statement of profit or loss for the three months ended September 30, 2023 and 2022, and the nine months ended September 30, 2023 and 2022 (unaudited)	F-2
Interim condensed consolidated statement of comprehensive income for the three months ended September 30, 2023 and 2022, and the nine months ended September 30 2023 and 2022 (unaudited)	F-3
Interim condensed consolidated statement of financial position as at September 30, 2023 (unaudited) and December 31, 2022	F-4
Interim condensed consolidated statement of changes in equity for the nine months ended September 30, 2023 and 2022 (unaudited)	F-6
Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2023 and 2022 (unaudited)	F-7
Notes to the unaudited interim condensed consolidated financial statements	F-8

Interim condensed consolidated statement of profit or loss for the three months ended September 30, 2023 and 2022, and the nine months ended September 30, 2023 and 2022 (unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	Notes	2023	2022	2023	2022

Revenue from contracts with customers	5
Charging sessions		22,036	14,405	73,174	38,399
Service revenue from the sale of charging equipment		523	889	2,009	19,331
Service revenue from installation services		3,451	5,181	13,734	11,145
Service revenue from operation and maintenance of charging equipment		1,073	556	3,329	2,378
Service revenue from consulting services		1,524	1,289	4,571	1,759
Total revenue from contracts with customers		28,607	22,320	96,817	73,012
Cost of sales
Cost of sales - charging sessions		(19,547)	(21,304)	(57,307)	(53,641)
Cost of sales - sale of charging equipment		(398)	(667)	(952)	(13,689)
Cost of sales - installation services		(2,937)	(4,801)	(11,574)	(7,704)
Cost of sales - operation and maintenance of charging equipment		(322)	(114)	(1,123)	(268)
Total cost of sales		(23,204)	(26,886)	(70,956)	(75,302)
Gross profit		5,403	(4,566)	25,861	(2,290)
Other income/(expenses)	6	(1,508)	4,543	2,645	13,530
Selling and distribution expenses		(565)	(804)	(1,674)	(2,501)
General and administrative expenses	7	(36,653)	(15,431)	(83,847)	(287,084)
Operating loss		(33,323)	(16,258)	(57,015)	(278,345)
Finance income/(costs)	8	(9,907)	(4,438)	(24,656)	10,735
Loss before income tax		(43,230)	(20,696)	(81,671)	(267,610)
Income tax benefit (expense)	14	112	(802)	(393)	(963)
Loss for the period		(43,118)	(21,498)	(82,064)	(268,573)
Attributable to:
Equity holders of the Company		(43,015)	(21,356)	(81,829)	(268,269)
Non-controlling interests		(103)	(142)	(235)	(304)
Loss per share attributable to the equity holders of the Company:
Basic and diluted loss per ordinary share	9	(0.16)	(0.08)	(0.31)	(1.09)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of comprehensive income for the three months ended September 30, 2023 and 2022, and the nine months ended September 30, 2023 and 2022 (unaudited)

		For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	Notes	2023	2022	2023	2022

Loss for the period		(43,118)	(21,498)	(82,064)	(268,573)
Other comprehensive income/(loss)
Items that may be reclassified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations		(14)	(3)	(60)	(36)
Income tax related to these items		—	—	—	—
Other comprehensive income/(loss) that may be reclassified to profit or loss in subsequent periods, net of tax		(14)	(3)	(60)	(36)
Items that may not be reclassified to profit or loss in subsequent periods
Changes in the fair value of equity investments at fair value through other comprehensive income	16	4,649	(2,922)	(1,926)	(2,922)
Remeasurements of post-employment benefit obligations		—	9	—	9
Income tax related to these items		—	88	204	88
Other comprehensive income/(loss) that may not be reclassified to profit or loss in subsequent periods, net of tax		4,649	(2,825)	(1,722)	(2,825)
Other comprehensive income/(loss) for the period, net of tax		4,635	(2,828)	(1,782)	(2,861)
Total comprehensive income/(loss) for the period, net of tax		(38,483)	(24,326)	(83,846)	(271,434)
Attributable to:
Equity holders of the Company		(38,380)	(24,184)	(83,611)	(271,130)
Non-controlling interests		(103)	(142)	(235)	(304)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position as at September 30, 2023 (unaudited) and December 31, 2022

(in €‘000)	Notes	September 30, 2023	December 31, 2022
Assets
Non-current assets
Property, plant and equipment	11	157,509	134,718
Intangible assets	11	21,404	24,648
Right-of-use assets		63,371	47,817
Deferred tax assets		523	523
Other financial assets		60,505	62,487
Total non-current assets		303,312	270,193
Current assets
Inventories		41,125	26,017
Prepayments and other assets		16,903	9,079
Trade and other receivables		42,835	47,235
Contract assets		896	1,512
Other financial assets		6,469	601
Cash and cash equivalents		28,829	83,022
Total current assets		137,057	167,466
Total assets		440,369	437,659

Equity
Share capital	12	32,142	32,061
Share premium	12	364,928	365,900
Reserves		(10,075)	(6,860)
Accumulated deficit		(436,331)	(364,088)
Equity attributable to equity holders of the Company		(49,336)	27,013
Non-controlling interests		510	745
Total equity		(48,826)	27,758
Non-current liabilities
Borrowings	13	312,160	269,033
Lease liabilities		60,212	44,044
Provisions and other liabilities		768	520
Contract liabilities		925	2,442
Deferred tax liabilities		1,980	2,184
Total non-current liabilities		376,045	318,223
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of financial position as at September 30, 2023 (unaudited) and December 31, 2022

(in €‘000)	Notes	September 30, 2023	December 31, 2022
Current liabilities
Trade and other payables		53,755	56,390
Contract liabilities		4,776	7,917
Current tax liabilities		705	1,572
Lease liabilities		9,279	7,280
Provisions and other liabilities	7.1	39,164	17,223
Warrant liabilities		5,471	1,296
Total current liabilities		113,150	91,678
Total liabilities		489,195	409,901
Total equity and liabilities		440,369	437,659
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of changes in equity for the nine months ended September 30, 2023 and 2022 (unaudited)

	Attributable to ordinary equity holders of the Company
(in €‘000)	Notes	Share capital	Share premium	Reserves	Accumulated deficit	Total	Non-controlling interests	Total equity
As at January 1, 2022		1	61,888	4,195	(142,735)	(76,651)	—	(76,651)
Loss for the nine months		—	—	—	(268,269)	(268,269)	(304)	(268,573)
Other comprehensive income/(loss) for the nine months		—	—	(2,861)	—	(2,861)	—	(2,861)
Total comprehensive income/(loss) for the nine months		—	—	(2,861)	(268,269)	(271,130)	(304)	(271,434)
Other changes in reserves				(503)	503	—	—	—
Equity contribution (Allego Holding shareholders)	12	28,311	73,620	—	—	101,931	—	101,931
Equity contribution (Spartan shareholders)	12	1,789	85,808	—	—	87,597	—	87,597
Equity contribution (PIPE financing)	12	1,800	130,890	—	—	132,690	—	132,690
Equity contribution (Private warrants exercise)	12	160	13,694	—	—	13,854	—	13,854
Share-based payment expenses	7	—	—	—	81,184	81,184	—	81,184
Non-controlling interests on acquisition of subsidiary		—	—	—	—	—	1,259	1,259
As at September 30, 2022		32,061	365,900	831	(329,317)	69,475	955	70,430
As at January 1, 2023		32,061	365,900	(6,860)	(364,088)	27,013	745	27,758
Loss for the nine months		—	—	—	(81,829)	(81,829)	(235)	(82,064)
Other comprehensive income/(loss) for the nine months		—	—	(1,782)	—	(1,782)	—	(1,782)
Total comprehensive income/(loss) for the nine months		—	—	(1,782)	(81,829)	(83,611)	(235)	(83,846)
Other changes in reserves		—	—	(1,433)	1,433	—	—	—
Share-based payment expenses	7	—	—	—	8,233	8,233	—	8,233
Issuance of shares under the LTIP from IPO Grant Shares	12	1	—	—	—	1	—	1
Issuance of shares under the LTIP from RSUs	12	80	—	—	(80)	—	—	—
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants	12	—	(972)	—	—	(972)	—	(972)
As at September 30, 2023		32,142	364,928	(10,075)	(436,331)	(49,336)	510	(48,826)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Interim condensed consolidated statement of cash flows for the nine months ended September 30, 2023 and 2022 (unaudited)

(in €‘000)	Notes	2023	2022

Cash flows from operating activities
Cash generated from/(used in) operations	10	(32,914)	(89,640)
Interest paid		(13,465)	(5,697)
Income taxes paid		(813)	(343)
Other cash flows from operating activities		228	—
Net cash flows from/(used in) operating activities		(46,964)	(95,680)

Cash flows from investing activities
Acquisition of Mega-E, net of cash acquired		—	(3,949)
Acquisition of MOMA, net of cash acquired		—	(58,643)
Purchase of property, plant and equipment	11	(48,007)	(24,971)
Proceeds from sale of property, plant and equipment	11	—	12
Purchase of intangible assets	11	—	(1,241)
Proceeds from investment grants		2,381	371
Other cash flows used in investing activities		(113)	—
Net cash flows from/(used in) investing activities		(45,739)	(88,421)

Cash flows from financing activities
Proceeds from borrowings	13	43,400	50,000
Repayment of borrowings		—	(11,936)
Payment of principal portion of lease liabilities		(3,322)	(4,067)
Payment of transaction costs on new equity instruments	12	—	(925)
Payment of transaction costs on borrowings	13	(1,576)	—
Proceeds from issuing equity instruments (Spartan shareholders)		—	132,690
Proceeds from issuing equity instruments (PIPE financing)		—	10,079
Net cash flows from/(used in) financing activities		38,502	175,841

Net increase/(decrease) in cash and cash equivalents		(54,201)	(8,260)
Cash and cash equivalents at the beginning of the nine months		83,022	24,652
Effect of exchange rate changes on cash and cash equivalents		8	6
Cash and cash equivalents at the end of the nine months		28,829	16,398
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

Notes to the unaudited interim condensed consolidated financial statements
Index to notes to the unaudited interim condensed consolidated financial statements

1    Reporting Entity
Allego N.V. (“Allego” or the "Company”), a continuation of the former Allego Holding B.V. (“Allego Holding”) as detailed below, was incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on June 3, 2021 under the laws of the Netherlands, under the name of Athena Pubco B.V.
On March 16, 2022, Athena Pubco B.V. changed its legal form from a private limited liability company to a public limited liability company (naamloze venootschap), changed its name to Allego N.V. and entered into the Deed of Conversion containing the Articles of Association of Allego N.V. Allego N.V. consummated the previously announced business combination (“the SPAC Transaction”) with Spartan Acquisition Corp. III (“Spartan”) pursuant to the terms of the business combination agreement (“BCA”) and became a publicly traded company on the New York Stock Exchange (“NYSE”). The new public company — Allego N.V. — trades under the Allego name with the ticker “ALLG”. The Company’s registered seat and head office are in Arnhem, the Netherlands. Its head office is located at Westervoortsedijk 73 KB, 6827 AV in Arnhem, the Netherlands. The Company is registered with the Dutch Trade Register under number 82985537.
The Company’s main activity is enabling electrification through designing, building and the operation of charging solutions for electric vehicles in Europe. The Company services corporate customers with the long-term operation of comprehensive charging solutions. The Company’s goal is to offer the best EV charging experience with end-to-end charging solutions through different charging products (e.g. slow, fast, ultra-fast charging) in combination with our EV Cloud platform and additional service support. Upon completion of the BCA, Allego N.V. underwent a capital restructuring process which resulted in additional shares being issued to Madeleine Charging B.V. (“Madeleine”), an external consulting firm, the Private Investment in Public Entity (“PIPE”) Investors and former Spartan shareholders. The majority of the Allego N.V. shares are held by Madeleine, which is an indirectly controlled subsidiary of Meridiam SAS (“Meridiam”) – a global investor and asset manager based in Paris, France. Meridiam specializes in the development, financing and long-term management of sustainable public infrastructure in the mobility, energy transition and social infrastructure sectors.
These financial statements are the interim condensed consolidated financial statements for the group consisting of Allego N.V. and its subsidiaries (jointly referred to as the “Group” or “Allego Group”).
2    Basis of preparation and changes to the Group's accounting policies
2.1. Basis of preparation
The interim condensed consolidated financial statements for the three months ended September 30, 2023 and the nine months ended September 30, 2023 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and are unaudited.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements for the year ended December 31, 2022 as well as the Group's interim condensed consolidated financial statements for the six months ended June 30, 2023.
The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. All amounts disclosed in the interim condensed consolidated financial statements are presented in thousands of euros (€), unless otherwise indicated.
The interim condensed consolidated financial statements were prepared by the Executive Board and were authorized for issue in accordance with a resolution of the Executive Board on November 28, 2023.
2.2. Going concern assumption and financial position
The accompanying interim condensed consolidated financial statements of the Group have been prepared assuming the Group will continue as a going concern. The going concern basis of presentation assumes that the Group will continue in operation for a period of at least one year after the date these interim condensed consolidated financial statements are issued and contemplates the realization of assets and the settlement of liabilities in the normal course of business. See further discussion below.
The Group’s scale of operations
The Group’s strategy requires significant capital expenditures, as well as investments in building the Group’s organization aimed at increasing the scale of its operations. The Group incurred losses during the first years of its operations including the three months ended September 30, 2023 and the nine months ended September 30, 2023 and expects to continue to incur losses in the next twelve months from the issuance date of these interim condensed consolidated financial statements. This is typical in the industry, as builders and operators of EV charging sites often incur losses in the early years of operation as the network grows and consumers begin adopting EVs. Therefore, the Group relies heavily on funding from bank financing and equity issuance. For example, during 2022, the Group expanded its old credit facility by an additional €50 million through an accordion feature with the group of lenders within the original old facility agreement. Additionally, during 2022, the Group entered into a new facility agreement (the "renewed facility") with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230 million to €400 million, to further support its growth. Further envisioned growth — in line with the Group’s strategy — will require additional significant investments from lenders or its existing shareholders.
Financial position of the Group
As of September 30, 2023, the Group had negative equity of €48,826 thousand due to the cumulative impact of losses incurred during its first years of operations (December 31, 2022: positive €27,758 thousand due to the losses incurred during its first years of operations being offset against proceeds from the SPAC Transaction) and cash and cash equivalents of €28,829 thousand (December 31, 2022: €83,022 thousand). The Group's operations to date have been funded by borrowings from the Company's shareholders and banks, as well as proceeds from the SPAC Transaction.
In the interim condensed consolidated statement of financial position as at September 30, 2023, the carrying value of the Group’s borrowings amounts to €312,160 thousand (December 31, 2022: €269,033 thousand). Additionally, the Group had €69,491 thousand in lease liabilities (December 31, 2022: €51,324 thousand) and €53,755 thousand in trade and other payables (December 31, 2022: €56,390 thousand).
Impact of increasing energy prices
The Group provides electricity directly through its own chargers and needs to procure this energy from the power markets in Europe. As a result of the war in Ukraine the price of gas has increased sharply, thereby increasing the demand on the European power markets with corresponding constraints in supply. This supply and demand imbalance has caused record increases in the price of electricity in Europe.
Allego obtains electricity through contracts with power suppliers or through direct sourcing on the power market. Allego utilizes an external, technology-enabled energy management platform to diversify its supply of power. Allego has entered into medium- and long-term power purchase agreements with renewable power to mitigate the future negative impact of increased energy costs. This has allowed the Group to fix the price of a portion of energy purchased, with plans to grow this percentage substantially over the next 6-18 months.
Additionally, the Group expects to be able to pass these costs onto EV customers. The Group increased prices several times during 2022, particularly in the second half of the year in response to rises in the price of electricity, whereas prices decreased during the first nine months of 2023 as a result of a reduction in the price of electricity. Despite the shifts in prices, the Group experienced improved utilization rates, indicating a relatively high degree of demand inelasticity by customers. If energy prices were to decline below the fixed price obtained through power purchase agreements, the Group would still expect to keep prices charged to customers constant, enabling predictable margins on charging revenues.
Financing
On December 19, 2022, the Group entered into the renewed facility with a group of lenders led by Société Générale and Banco Santander, increasing the total available facility by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility expires in December 2027 and bears interest at Euribor plus a margin. Under the terms of the renewed facility, the Group is required to comply with financial covenants relating to interest and EBITDA at the consolidated level of Allego N.V. as detailed in Note 13.
Historically the Group met its covenants as per the old facility agreement. A covenant breach would negatively affect the Group’s financial position and cash flows, in a way that could reasonably be expected to influence the decisions of the primary users of these interim condensed consolidated financial statements. The Group considers the likelihood of a breach occurring as higher than remote as the Group incurred losses during the first years of its operations, even though the Group has complied with the covenants of the old facility throughout all reporting periods presented and expects to continue to meet financial covenants performance criteria of the renewed facility.

In parallel to the renewed facility, the Group entered into two interest rate caps derivatives to help offset the interest rate risk on between 65% and 74% (2022: between 65% and 85%) of the outstanding loan amounts under the renewed facility, with a notional of €237,458 thousand, which mature in December 2027. Interest rate risks on the remaining portion of the outstanding loan amounts, including the impact that higher interest rates would have on the Company’s going concern analysis, was included in the cash flow forecasts described below. Additional information on interest rate risk is described in Note 17.
As at September 30, 2023 the Group has not drawn on €77,390 thousand (December 31, 2022: €120,790 thousand) of this facility.
Liquidity forecasts
Management prepares detailed liquidity forecasts and monitors cash and liquidity forecasts on a continuous basis. In assessing the going concern basis of preparation of the interim condensed consolidated financial statements, management estimated the expected cash flows for the next 12 months, incorporating current cash levels, revenue projections and detailed capital expenditures, operating expenses budget, interest payment obligations, and working capital projections, as well as compliance with covenants, the potential exercise of warrants, potential future equity raises, and availability of other financial funding from banks, like those obtained in 2022. The Group invests in new stations, chargers and grid connections and potential business acquisitions only if the Group has secured financing for such investments. These forecasts reflect potential scenarios and management plans and are dependent on securing significant contracts and related revenues.
The Group has applied different scenarios ranging from a scenario that assumes regular capital expenditure levels based on the current available capex facility and a scenario that assumes a service-light model including revenues based only on existing contracts. All scenarios result in the Group having sufficient available cash and liquidity.
Based on these estimations, management has concluded that Allego will be able to fund the expected cash outflows in the next 12 months. Although the expectation for the coming year is that the Company will continue to make additional investments, its cash flows from operations and renewed credit facility is sufficient for at least the next 12 months from the issuance of these interim condensed consolidated financial statements. Therefore, the interim condensed consolidated financial statements have been prepared under the assumption that the Group operates on a going concern basis.
As described above, long-term investments, development activities, and operations more than 12 months out may require additional financing to be obtained. Currently, no commitments exist for further growth investments. The Group will be required to seek additional financing to continue to execute its growth strategy and business plan in the long-term. The realization of such financing is inherently uncertain. Securing additional funding — by raising additional equity or debt financing — is important for the Group’s ability to continue as a going concern in the long-term. However, there is no assurance that the Group will be able to raise additional equity or debt financing on acceptable terms, or at all.
2.3. Significant accounting policies
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022 as well as the Group's interim condensed consolidated financial statements for the six months ended June 30, 2023, except for the adoption of new standards effective as of January 1, 2023 (refer to Note 2.4), and the adoption of new accounting policies as indicated in this note.
2.3.1 Share-based payments
2.3.1.1 Other share-based payment plans
The share-based payment arrangements in place related to the Long-Term Incentive Plan ("LTIP") qualify as equity settled share-based payments in accordance with IFRS 2. As mentioned in Note 7.3, as part of Allego´s incentive plans, certain eligible members of the board of directors and employees were granted Restricted Stock Units ("RSUs"), performance based share options ("LTIP Performance Options") and Company ordinary shares ("IPO Grant Shares"), based on the Company's internal performance evaluation framework.
The grant date fair value is recognized as an operating expense with a corresponding increase in retained earnings. The fair value is determined at the grant date and the total expense is recognized over the vesting period. At the end of each reporting period, the Group revises the expense for the services received based on the vesting conditions. The impact is recognized in the (interim condensed) consolidated statement of profit or loss with the corresponding increase in retained earnings.
The IPO Grant Shares, LTIP Performance Options and RSUs do not include any market conditions or non-vesting conditions that should be included in their fair value. The grant date fair value remains the same over time.
2.4. New accounting standards, interpretations and amendments adopted by the group
A number of amended standards became applicable for the current reporting period as disclosed in the Group’s consolidated annual financial statements for the year ended December 31, 2022. The Group did not have to change its accounting policies or make retrospective adjustments as these amended standards do not have a material effect on the Group's interim condensed consolidated financial statements:
Furthermore, the following amendments to standards have been published by the IASB. The amendments to IAS 12 are effective as of January 1, 2023. All other amendments will become effective on or after January 1, 2024. These have no material effect on the Group's interim condensed consolidated financial statements:
•Amendments to IAS 21 - Lack of Exchangeability
•Amendments to IAS 7 and IFRS 7 - Supplier Finance Arrangements
•Amendments to IAS 12 - International Tax Reform — Pillar Two Model Rules
•Amendment to IFRS 16 – Leases on sale and leaseback
•Amendments to IAS 1 – Presentation of Financial Statements
3    Significant accounting estimates, assumptions and judgments
The preparation of the Group’s interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent assets and liabilities. The reported amounts that result from making estimates and assumptions, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.
The significant accounting estimates, assumptions and judgments applied in preparing these interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2022, as well as the Group's interim condensed consolidated financial statements for the six months ended June 30, 2023.
3.1. Judgments
In the process of applying the Group’s accounting policies, no significant changes have occurred compared to the judgements disclosed in the Group’s consolidated annual financial statements for the year ended December 31, 2022, as well as the Group's interim condensed consolidated financial statements for the six months ended June 30, 2023.
3.2. Estimates and assumptions
In the process of applying the Group’s accounting policies, no significant changes have occurred compared to the estimates and assumptions disclosed in Group’s consolidated annual financial statements for the year ended December 31, 2022, as well as the Group's interim condensed consolidated financial statements for the six months ended June 30, 2023.
4    Segmentation
The Executive Board of the Group is the chief operating decision maker (“CODM”) which monitors the operating results of the business for the purpose of making decisions about resource allocation and performance assessment. The management information provided to the CODM includes financial information related to revenue, cost of sales and gross result disaggregated by charging revenue and combined service revenue streams and by region. These performance measures are measured consistently with the same measures as disclosed in the (interim condensed) consolidated financial statements. Further financial information, including net income (loss), employee expenses and operating expenses are only provided on a consolidated basis.

The CODM assesses the financial information of the business on a consolidated level. As the operating results of the business for the purpose of making decisions about resource allocation and performance assessment are monitored on a consolidated level, the Group has one operating segment which is also its only reporting segment.
As the Group only has one reporting segment, all relevant financial information is disclosed in the interim condensed consolidated financial statements.
Revenue from external customers
The Company is domiciled in the Netherlands. The amount of revenue from external customers, based on the locations of the customers, can be broken down by country as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	2023	2022	2023	2022
The Netherlands	12,492	9,925	46,475	29,901
Belgium	4,546	2,217	14,201	6,016
Germany	5,071	3,434	15,264	10,041
France	5,394	6,188	18,076	25,327
Other	1,104	556	2,801	1,727
Total	28,607	22,320	96,817	73,012
5    Revenue from contracts with customers
Disaggregation and timing of revenue from contracts with customers
Set out below is the disaggregation of the Group’s revenue from contracts with customers.

	For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	2023	2022	2023	2022
Type of goods or service
Charging sessions	22,036	14,405	73,174	38,399
Service revenue from the sale of charging equipment	523	889	2,009	19,331
Service revenue from installation services	3,451	5,181	13,734	11,145
Service revenue from operation and maintenance of charging equipment	1,073	556	3,329	2,378
Service revenue from consulting services	1,524	1,289	4,571	1,759
Total revenue from external customers	28,607	22,320	96,817	73,012
Timing of revenue recognition
Services transferred over time	6,048	7,026	21,634	15,282
Goods and services transferred at a point in time	22,559	15,294	75,183	57,730
Total revenue from external customers	28,607	22,320	96,817	73,012

6    Other income/(expenses)

	For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	2023	2022	2023	2022
Government grants	92	320	277	320
Income from sale of CO2 tickets	1,728	4,106	5,851	8,979
Net gain/(loss) on disposal of property, plant and equipment	(4,784)	1	(5,365)	1
Sublease rental income	50	46	150	150
Fair value gains/(losses) on derivatives (purchase options)	—	—	—	3,856
Fair value gains/(losses) on pref. shares derivatives	—	34	—	34
Other items	1,406	36	1,732	190
Total	(1,508)	4,543	2,645	13,530
Other items
Other items primarily consist of reimbursements that the Group has received from one of its suppliers for chargers.
During the year ended December 31, 2022, the Group purchased a number of chargers that malfunctioned and the Group has disposed of these chargers. As disclosed in the table above, the Group recognized a loss on disposal during the three and nine months ended September 30, 2023. In July 2023, a settlement has been reached with a supplier for damages caused. As a result, the Group has recognized a gain of €1,400 thousand for reimbursement received from suppliers (nine months ended September 30, 2022 and three months ended September 30, 2022: € nil).
7    Share-based payments
7.1. Second Special Fees Agreement
On February 25, 2022, the then immediate parent entity of Allego Holding — Madeleine — entered into a second Special Fees Agreement (the “Second Agreement”) with the same external consulting firm as for the First Agreement described in Note 11.1 of the consolidated financial statements for the year ended December 31, 2022. The purpose of this Second Special Fees Agreement is to compensate the external consulting firm for their continuous strategic and operational advice, as well as support with regards to Allego’s fundraising efforts in the near future. The Agreement ultimately expires on the earlier of June 30, 2025, and the date on which Madeleine would no longer hold any equity security in Allego. As consideration for the Second Special Fees Agreement, the external consulting firm is entitled to receive cash compensation based on the value of the Group in connection with any new injection of equity, whether in cash or in kind, in any entity of the Group subsequent to the Business Combination (each an “Equity Injection”).
On March 10, 2022, the Second Special Fees Agreement was amended to modify the formula of the relevant percentage used in the determination of the fees payable (the “Relevant Percentage”) for equity injections subsequent to the first Equity Injection.
The Group accounts for the Second Special Fees Agreement as a share-based payment since the Group obtained services from the consulting firm in exchange for cash amounts based on the equity value of the Company. Madeleine, instead of the Group, had the obligation to settle the share-based payment arrangement with the consulting firm. The Second Agreement was therefore classified as an equity-settled share-based payment arrangement. On April 20, 2022, the Second Special Fees Agreement was novated from Madeleine to Allego (the “Novation”), with all the other terms of the Second Special Fees Agreement remaining the same. As a result of the Novation, Allego has now the obligation, instead of Madeleine, to settle the share-based payment arrangement with the consulting firm. The Second Special Fees Agreement’s classification therefore changed to a cash-settled share-based payment arrangement from the Novation date.
Certain directors of the Company are entitled to compensation from the external consulting firm in the form of a fixed percentage of the total benefits that the external consulting firm will generate under the Second Special Fees Agreement, including any amendments. The share-based payment expenses for the Second Special Fees Agreement therefore reflect both compensation for external consulting services and key management remuneration.

Measurement of fair value as an equity-settled plan
In accordance with IFRS 2 Share-based Payment, the fair value of key management remuneration under an equity-settled share-based payment arrangement is measured by reference to the fair value of the equity instruments granted, measured at the grant date. The fair value determined at the grant date is not subsequently adjusted.
As the value of the services provided by the consulting firm is not directly related to the time incurred by the consultants, management considers that the fair value of the services cannot be measured reliably. Therefore, the fair value of the services received under the Second Special Fees Agreement are measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The Group applies an approach where the average fair value over the reporting period is used to determine the fair value of the services received.
Since the Second Special Fees Agreement includes an implicit service condition, the services received under the Second Special Fees Agreement are recognized as expenses over the period in which the Company expects to have the Equity Injections, therefore between February 25, 2022 (the “grant date”) and the dates of the Equity Injections by reference to the fair value of the share-based payment arrangement measured at the grant date (for key management remuneration) or the average fair value over the reporting period (for external consulting services).
Measurement of fair value as a cash-settled plan
Following the Novation, the Second Special Fees Agreement was classified as a cash-settled plan as opposed to an equity-settled plan. Therefore, in accordance with IFRS 2 Share-based Payment, the fair value of both the key management remuneration and the services provided by the consulting firm under a cash-settled share-based payment arrangement is measured by reference to the fair value of the share-based payment arrangement offered as consideration, as the Group obtains these services. The fair value of the liability is recognized over the service period.
In effect, IFRS 2 Share-based Payment provides that the cumulative amount recognized as the expense over the life of the Second Special Fees Agreement is the grant-date fair value plus or minus any subsequent changes in fair value after the change in classification. Therefore, the cumulative amount may be less than the original grant-date fair value.
Fair value of equity instruments granted
The fees payable under the Second Special Fees Agreement will depend on the future value of the Allego Group following each future Equity Injection. Since there is no market price for the services, to measure the fair value of this instrument under IFRS 2 Share-based Payment, the future value of the Allego Group for the Equity Injections has been derived from a weighted average valuation model in which that value can be simulated based on various amounts and expected dates of Equity Injection events, and taking into account the likelihood of Equity Injections to happen, as well as the expected price per share upon Equity Injection.
The total fair value of the share-based payment arrangement as at September 30, 2023 is estimated at €49,958 thousand (grant date: €32,250 thousand). The increase in fair value of the share-based payment arrangement is mainly driven by an increase in the probability and expected amount of the Equity Injection events.
The Group assessed the impact to the fair value of the share-based payment arrangement as a result of the amendment to the Second Special Fees Agreement which was entered into in March 2022. The amendment modifies the formula of the Relevant Percentage applied to the future value of the Group for equity injections subsequent to the first Equity Injection, which is a component of the calculation of the fees payable. However, the Relevant Percentage used to calculate the fees remained the same following the amendment and therefore did not impact the fair value of the Second Special Fees Agreement as of the amendment date.
Additionally, the Group assessed the accounting impact of the Novation. The Group measured the liability using the Novation date fair value of the equity-settled shared-based payment arrangement based on the elapsed portion of the vesting period (period from Grant Date to each Equity Injection date). Therefore, as of the Novation, an amount of €4,440 thousand was recognized as a current liability, and an amount of €1,353 thousand was recognized as a non-current liability, with a corresponding decrease to equity of €5,793 thousand.
The Group recognized a share-based payment provision related to the Second Special Fees Agreement of €38,357 thousand as of September 30, 2023 (December 31, 2022: €16,806 thousand), included in the current liabilities in the interim condensed consolidated statement of financial position.

Share-based payment expenses
During the three months ended September 30, 2023, the Group recognized total share-based payment expenses with respect to the Second Special Fees Agreement of €15,028 thousand (three months ended September 30, 2022: gain of €421 thousand). As the share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €9,843 thousand (three months ended September 30, 2022: gain of €276 thousand) as legal, accounting and consulting fees and share-based payments expenses for an amount of €5,185 thousand (three months ended September 30, 2022: gain of €145 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.
During the nine months ended September 30, 2023, the Group recognized total share-based payment expenses with respect to the Second Special Fees Agreement of €21,551 thousand (nine months ended September 30, 2022: €2,187 thousand). As the share-based payment expenses for the Second Special Fees Agreement reflect both compensation for external consulting services and key management remuneration, the Group has recognized share-based payment expenses for an amount of €14,116 thousand (nine months ended September 30, 2022; €1,752 thousand) as legal, accounting and consulting fees and share-based payments expenses for an amount of €7,435 thousand (nine months ended September 30, 2022: €435 thousand) has been recognized as employee benefits expenses, both within general and administrative expenses.
During the nine months ended September 30, 2022, the Second Special Fees Agreement was modified from equity-settled plan to cash-settled plan as a result of the Novation. The Group recognized share-based payments expenses of €6,380 thousand for the period before the Novation, with a corresponding increase in retained earnings. This amount was split into legal, accounting and consulting fees of €4,498 thousand and employee benefits expenses of €1,882 thousand. For the period after the Novation, the Group recognized a gain on the share-based payments of €4,193 thousand with a corresponding decrease in liability. This amount consisted of a gain of €2,747 thousand recognized in legal, accounting and consulting fees and a gain of €1,446 thousand recognized in employee benefits expenses.
7.2. Management incentive plan
The establishment of the Company’s MIP was approved by the board of directors on April 20, 2022. The MIP is designed to provide long-term incentives for key management employees to deliver long-term shareholder returns, and includes two types of granted options: the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to the expiry of a blocking period of 18 months (the “MIP Grant Options”), and the right to acquire a percentage of the Company's issued share capital immediately following the listing, subject to predefined performance conditions and the expiry of the blocking period (the “MIP Performance Options”). The granted options carry no dividend or voting rights. The options do not include any market conditions or non-vesting conditions that should be included in the fair value at recognition.
Under the plan, the MIP Grant Options vest immediately, and the MIP Performance Options only vest if certain performance standards are met. Participation in the plan is at the board of directors’ discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.
The amount of MIP Performance Options that will vest depends on the group’s performance, including operational EBITDA, financing targets, compliance and reporting, engagement with investors, and the minimum service period of the employees. Once vested, the granted options remain exercisable for a period of ten years following the end of the blocking period, which ended on September 18, 2023 for the MIP Grant Options and ten years from the grant date (May 14, 2022) for the MIP Performance Options.
In April 2023, one non-market performance condition included in the original MIP agreement was modified, together with their respective service periods, to be applied to the group's performance over financial year 2023 instead of 2022. For the MIP performance options the blocking period was extended to April 30, 2024. The exercise period is ten years following the end of the blocking period. The exercise period and blocking period end date remain unchanged for the other MIP Performance Options. These changes result in an increased number of awards being expected to vest but do not have an impact on the fair value of the options.
The exercise price of the granted options under the plan is €0.12 per option. When exercisable, each option is convertible into one ordinary share of the Company.

Set out below are summaries of MIP Grant Options and MIP Performance Options granted under the plan:

	2023			2022
	Average exercise price per share option (in €)	Number of MIP Grant Options	Number of MIP performance options	Average exercise price per share option (in €)	Number of MIP Grant Options	Number of MIP Performance Options
As at January 1	0.12	1,329,213	1,329,213	—	—	—
Granted during the period	—	—	—	0.12	1,329,213	1,329,213
Exercised during the period	—	—	—	—	—	—
Forfeited during the period	—	—	—	—	—	—
As at September 30	0.12	1,329,213	1,329,213	0.12	1,329,213	1,329,213
Vested and exercisable at September 30	0.12	1,329,213	996,910	—	—	—
As of September 30, 2023, 1,329,213 MIP Grant Options and 996,910 MIP Performance Options vested and became exercisable after the end of the blocking period, which ended on September 18, 2023. No options expired and no options were exercised during the period ended September 30, 2023.
Share options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Expiry date	Exercise price (in €)	Share options September 30, 2023
MIP Grant Options	May 14, 2022	September 17, 2033	0.12	1,329,213
MIP Performance Options	May 14, 2022	May 13, 2032	0.12	996,910
MIP Performance Options (modified)	May 14, 2022	April 29, 2034	0.12	332,303
Total				2,658,426
The weighted average remaining contractual life of options outstanding at the end of period is 9.54 years.
For the three months ended September 30, 2023, the total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense was €1,612 thousand (three months ended September 30, 2022: €1,200 thousand). This includes an amount of €489 thousand (three months ended September 30, 2022: € nil) related to the additional expense recognized as a result of the modification of the MIP agreement.
For the nine months ended September 30, 2023 the total expenses arising from the MIP transactions recognized during the period as part of employee benefit expense was €5,110,682 (nine months ended September 30, 2022: €12,976,086). This includes an amount of €1,444 thousand (nine months ended September 30, 2022: € nil ) related to the additional expense recognized as a result of the modification of the MIP agreement.
Fair value of options granted
The assessed fair value of options was €7.75 per option (September 30, 2022: €7.75) for both the MIP Grant Options and MIP Performance Options.
The fair value was determined as the share price of the Company’s ordinary shares on grant date of $8.17 (€7.871), determined as the closing price on May 13, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.
No specific option-pricing model (e.g., Black-Scholes) was applied for the valuation, as in the situation when the exercise price applicable to the options is negligible, the calculated fair value of an option is close (or equal) to the value of an ordinary share less the exercise price, regardless of the other input parameters applied in the option valuation.
1 Translated at the EUR/USD exchange rate as at May 13, 2022.

As the options do not include any market conditions or non-vesting conditions that has an impact on the fair value and there is no adjustment for dividends, the grant date fair value of both MIP Grant Options and MIP Performance Options was determined using the same approach.
7.3. Long-term Incentive Plan
The Allego board of directors and the compensation committee approved the general framework for the LTIP on 16 March 2022. The purpose of the LTIP is to provide eligible directors and employees the opportunity to receive stock-based incentive awards for employee motivation and retention and to align the economic interests of such persons with those of Allego’s shareholders. The delivery of certain shares or other instruments under the LTIP to directors and key management are agreed and approved in certain Allego board of directors meetings. On December 20, 2022, the Allego board of directors approved a detailed plan for the LTIP for future years.
Performance Based Share Options
As it relates to the LTIP for Allego executive officers, performance based share options may be granted annually and would be exercisable after a contractual vesting period of two to three years. The number of LTIP Performance Options issued under the LTIP in 2023 is based on four equally-weighted performance criteria: revenue, operational EBITDA, renewable GWh delivered, and appreciation at the discretion of the board of directors. The targets for the performance criteria are set annually.
During the nine months ended September 30, 2023, LTIP Performance Options were granted to executive officers based on 2022 and (expected) 2023 year-end company performance. The LTIP Performance Options related to performance in financial year 2022 have a contractual vesting period of two years, and the number of options awarded was determined in line with the level of completion of the performance criteria for that financial year. In addition, Allego granted LTIP Performance Options with a contractual vesting period of three years and subject to company performance in financial year 2023. This estimated number may be adjusted in the next reporting period depending on the completion of the performance criteria.
The exercise price of the LTIP Performance Options granted under the LTIP is €0.12 per option. When exercised, each LTIP Performance Option is convertible into one ordinary share of the Company.
Set out below is a summary of LTIP Performance Options granted under the plan:

2023
	Average exercise price per LTIP Performance Option (in €)	Number of LTIP Performance Options
As at January 1	—	—
Granted during the period	0.12	3,059,955
Exercised during the period	—	—
Forfeited during the period	—	—
As at September 30	0.12	3,059,955
Vested and exercisable at September 30	—	—
During the nine months ended September 30, 2023, the Company granted two types of LTIP Performance Options: 1,039,222 options based on actual 2022 company performance and 2,020,733 options with vesting based on 2023 company performance. The number of options based on 2022 company performance is final, subject to meeting the service condition of two years. The number of options based on 2023 company performance is estimated and will be adjusted, if necessary, based on the actual performance.

LTIP Performance Options outstanding at the end of the reporting period have the following expiry dates and exercise prices:

Options	Grant date	Vesting date	Expiry date	Exercise price (in €)	Number of options September 30, 2023
LTIP Performance Options (2022)	April 12, 2023	April 12, 2025	April 12, 2032	0.12	1,039,222
LTIP Performance Options (2023)	January 1, 2023	April 12, 2026	April 12, 2033	0.12	2,020,733

The weighted average remaining contractual life of LTIP Performance Options outstanding at the end of period is 9.65 years.
The total expense arising from the LTIP Performance Options recognized during the three months ended September 30, 2023 as part of employee benefit expense was €1,644 thousand (three months ended September 30, 2022: € nil). For the nine months ended September 30, 2023, the total expense arising from the LTIP Performance Options recognized as part of employee benefit expense was €1,742 thousand (nine months ended September 30, 2022: €nil).
Fair value of LTIP Performance Options granted
The assessed fair value of LTIP Performance Options 2022 was €1.83 per option (September 30, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $2.13 (€1.952), determined as the closing price on April 12, 2023 (the grant date), less the exercise price of €0.12.
The assessed fair value of LTIP Performance Options 2023 was €2.82 per option (September 30, 2022: no options granted). This fair value was determined as the share price of the Company’s ordinary shares on grant date of $3.14 (€2.943), determined as the closing price on December 30, 2022 (the last working day preceding the grant date), less the exercise price of €0.12.
As the LTIP Performance Options do not include any market conditions or non-vesting conditions that have an impact on the fair value and there is no adjustment for dividends, the grant date fair value of LTIP Performance Options was determined using the same approach as used for the options granted under the MIP.
Restricted Stock Units
As it relates to the LTIP for other Allego employees, individuals may elect to receive up to 50% of their annual performance bonus to be paid in RSUs, which would vest on an annual basis. Additionally, certain Allego employees are eligible to receive additional RSUs based on the Company's existing internal performance evaluation framework. These RSUs would be granted annually and vest after three years. In May 2023, the Group awarded RSUs to eligible and selected employees based on the Company's internal performance evaluation framework. The RSUs have a vesting period of three years and are subject to the participant's continued employment until the vesting date.
Under the terms of the same plan, RSUs were awarded to eligible members of the board of directors in May 2023. These RSUs were not subject to any vesting conditions and vested fully on the grant date. The Company's ordinary shares were issued to the eligible members of the board of directors on August 10, 2023.
Set out below are summaries of the number of RSUs granted under the plan:

	2023
	Employees	Eligible directors
As at January 1	—	—
Granted during the period	189,201	666,968
Forfeited during the period	—	—
Vested and issued during the period	—	(666,968)
As at September 30	189,201	—
Vested and exercisable at September 30	—	—
2 Translated EUR/USD exchange rate as at 12 April 2023
3 Translated at the EUR/USD rate as at 30 December 2022

Fair value of RSUs granted
The grant date fair value of the RSUs granted to the employees in 2023 is recognized as an expense on a straight-line basis over the three-year vesting period, with a corresponding entry in equity. Since the RSUs granted to certain members of the board of directors are not subject to any vesting conditions, the grant date fair value of these awards is recognized immediately, on the grant date, as an expense with a corresponding entry in equity.
The assessed fair value of RSUs granted during the period ended September 30, 2023, was €1.97 per option (September 30, 2022: no RSUs granted). The fair value of the RSUs has been determined with reference to the share price of the Company’s ordinary shares at the grant date. Since the Company does not expect to pay dividends during the vesting period, the weighted average fair value of the RSUs granted in the nine months ended September 30, 2023 of $2.13 (€1.974) is equal to share price at the grant date, May 24, 2023.
The share-based payment expense recognized for the three months ended September 30, 2023 for the equity-settled RSUs amounted to €31 thousand (three months ended September 30, 2022: € nil), and only represented the expense in relation to the RSUs issued to employees.
The share-based payment expense recognized for the nine months ended September 30, 2023 for the equity-settled RSUs amounted to €1,361 thousand (nine months ended September 30, 2022: € nil), consisting of €1,317 thousand related to the fully vested board of directors' RSUs recognized on grant date and €44 thousand representing the expense for the current period in relation to the RSUs issued to employees.
IPO Grant Shares
In May 2023, the Group awarded 100 ordinary shares per employee to a select group of individuals who were instrumental in the success of the IPO. The Company granted this one-off share award as of the IPO date to employees of the Company, who were still employed by the Company a year later. This award granted in 2023 was not subject to any vesting conditions. The Company awarded a total number of 9,600 ordinary shares in May 2023. The ordinary shares were issued to the employees on June 9, 2023.
The fair value of the share awards of $2.13 (€1.972) is equal to the share price of the Company's ordinary shares at the date of grant. The share-based payment expenses for the three months ended September 30, 2023 is € nil (three months ended September 30, 2022: € nil) and for the nine months ended September 30, 2023 is €19 thousand (nine months ended September 30, 2022: € nil).

7.4. SPAC Transaction
During the nine months ended September 30, 2022, the Group incurred share-based payment expenses of €158,714 thousand recognized within general and administrative expenses related to the SPAC Transaction, representing the difference between Spartan's net asses at the closing date and the fair value of the Company's shares exchanged in the transaction to Spartan. This difference is considered as an expense representing the costs of service in respect of the stock exchange listing for Spartan's shares.
4 Translated at the EUR/USD exchange rate as at 24 May 2023

8    Finance income/(costs)

	For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	2023	2022	2023	2022
Interest expenses on shareholder loans	—	—	—	(1,755)
Interest expenses on old facility	—	(3,392)	—	(8,048)
Loss on modification of old facility	—	(1,730)	—	(1,730)
Interest expenses on renewed facility	(6,471)	—	(17,284)	—
Finance costs on borrowings	(6,471)	(5,122)	(17,284)	(11,533)
Interest expenses on lease liabilities	(1,017)	(689)	(2,473)	(1,155)
Fair value gains/(losses) on derivatives	(122)	2,847	(529)	4,907
Fair value gains/(losses) on public warrant liabilities	(1,762)	343	(4,175)	14,889
Fair value gains/(losses) on private placement warrant liabilities	—	—	—	7,139
Exchange differences – net	(535)	(1,817)	(195)	(3,512)
Finance income/(costs)	(9,907)	(4,438)	(24,656)	10,735
9    Loss per share
Basic loss per share is calculated by dividing the loss for the period attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares outstanding during the period.
The following table reflects the loss and share data used in the basic and diluted loss per share calculations for the three months ended September 30, 2023 and 2022, and the nine months ended September 30, 2023 and 2022:

	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Loss attributable to ordinary equity holders of the Company (in €‘000)	(43,015)	(21,356)	(81,829)	(268,269)
Weighted average number of ordinary shares for basic and diluted loss per share	267,564,249	267,177,592	267,308,676	246,129,260
Basic and diluted loss per share (in €'000)	(0.16)	(0.08)	(0.31)	(1.09)
The Company only has ordinary shares. Refer to Note 12 for details about the Company’s share capital.
There is no difference between basic and diluted loss per share as the effect of the potential ordinary shares that would be issued by the Company under the Management Incentive Plan, the Long Term Incentive Plan, or the Public Warrants is anti-dilutive for all periods presented. Refer to Note 7.2 and 7.3 for details on the Management Incentive Plan and the Long Term Incentive Plan, and refer to Note 27 of the consolidated financial statements for the year ended December 31, 2022 for details on the Public Warrants.
Ordinary shares were issued after the reporting date in relation to the exchange of Public Warrants as disclosed in Note 20. There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of authorization of these interim condensed consolidated financial statements.

10    Cash generated from operations

		For the nine months ended September 30,
(in €‘000)	Notes	2023	2022
Loss before income tax		(81,671)	(267,610)
Adjustments to reconcile loss before income tax to net cash flows:
Loss on modification of old facility		—	1,730
Fair value (gains)/losses on derivatives		—	(3,890)
Fair value (gains)/losses on Public and Private warrant liabilities		4,175	(22,028)
Other finance (income)/costs		20,545	9,563
Share-based payment expenses	7	29,784	241,497
Depreciation, impairments and reversal of impairments of property, plant and equipment		15,216	11,383
Depreciation and impairments of right-of-use of assets		6,061	4,860
Amortization and impairments of intangible assets		3,244	3,589
Net (gain)/loss on disposal of property, plant and equipment		5,064	183
Movements in working capital:
Decrease/(increase) in inventories		(15,108)	(19,903)
Decrease/(increase) in other financial assets		(6,336)	12,257
Decrease/(increase) in trade and other receivables, contract assets and prepayments and other assets		(3,429)	(29,139)
Increase/(decrease) in trade and other payables and contract liabilities		(11,097)	(32,039)
Increase/(decrease) in provisions and other liabilities		638	(93)
Cash generated from/(used in) operations		(32,914)	(89,640)
11    Property, plant and equipment, intangible assets and goodwill

(in €‘000)	Property, plant and equipment	Intangible assets (excl. goodwill)	Goodwill
Carrying amount at December 31, 2022	134,718	13,924	10,724
Movements in the nine months ended September 30, 2023
Additions	43,070	—	—
Disposals	(9,691)	—	—
Depreciation and amortization	(15,444)	(3,244)	—
Accumulated depreciation and amortization of disposals	4,628	—	—
Impairments	(321)	—	—
Reversal of impairments	549	—	—
Carrying amount at September 30, 2023	157,509	10,680	10,724
Investments and disposals of property, plant and equipment
During the nine months ended September 30, 2023, investments in property, plant and equipment amounted to €43,070 thousand (September 30, 2022: €116,590 thousand) and disposals of property, plant and equipment amounted to €5,063 thousand (September 30, 2022: €196 thousand). The disposals during the nine months ended September 30, 2023 mainly relate to chargers purchased by the Group during the year ended December 31, 2022, that malfunctioned and were disposed, refer to Note 6 for further details.

Impairments and reversals of impairments of chargers
During the three months ended September 30, 2023, the Group recorded an impairment loss of €85 thousand (three months ended September 30, 2022: €133 thousand) and a reversal of impairment of €218 thousand (three months ended September 30, 2022: €270 thousand).
During the nine months ended September 30, 2023, the Group recorded an impairment loss of €321 thousand (nine months ended September 30, 2022: €678 thousand) and a reversal of impairment of €549 thousand (nine months ended September 30, 2022: €392 thousand).
Purchase commitments
The Group’s purchase commitments for chargers and charging infrastructure are disclosed in Note 18. At the end of each reporting period presented, the Group did not have purchase commitments for other asset classes of property, plant and equipment.
12    Share capital, share premium and transaction costs on new equity instruments
Share capital
As at September 30, 2023, the issued share capital of the Company amounts to €32,142 thousand (December 31, 2022: 32,061 thousand), divided into 267,854,160 ordinary shares of €0.12 per share (December 31, 2022: 267,177,592 ordinary shares of €0.12 per share). They entitle the holders to participate in dividends, and to share in the proceeds of winding up the Company in proportion to the number of shares held. The authorized share capital of the Company as at September 30, 2023 amounted to €108,000 thousand (December 31, 2022: €108,000 thousand), divided into 900,000,000 ordinary shares of € 0.12 per share (December 31, 2022: 900,000,000 ordinary shares of € 0.12 per share).
Issuance of ordinary shares related to the IPO Grant Shares award under the LTIP
On June 9, 2023, 9,600 ordinary shares, with a nominal value of €0.12 per share, were issued for no consideration to employees of the Company. These shares relate to the IPO Grant Shares award under LTIP as described in note 7.3.
Issuance of ordinary shares related to the RSUs award under the LTIP
On August 10, 2023, 666,968 ordinary shares, with a nominal value of €0.12 per share, were issued for no consideration to eligible members of the board of directors. These shares relate to the RSUs award under the LTIP as described in note 7.3.
Transaction costs for the future issuance of ordinary shares in exchange of Public Warrants
During the nine months ended September 30, 2023, the Group incurred transaction costs of €972 thousand (nine months ended September 30, 2022: € nil) that are directly attributable to the future issuance of ordinary shares in relation to the exchange of Public Warrants. These transaction costs have been recorded as a deduction to share premium. For further details on the exchange of Public Warrants, refer to Note 20.
Share capital and share premium movements
Movement of share capital and share premium are as follows:

	Notes	Shares	Price per share (in €)	Share Capital (in €'000)	Share Premium (in €'000)
As at January 1, 2022		100	1.00	—	61,888
Immediately prior to the Allego Holding and Spartan Acquisition Corp. III merger (“the SPAC Transaction”)
Shareholder loan equity conversion March 16, 2022		2	1.00	—	101,931
E8 Special Fee Arrangement March 16, 2022		22	1.00	—	—
As at March 16, 2022 immediately prior to the closing of the SPAC Transaction		124	1.00	—	163,819
Resulting from the Allego Holding and Spartan Acquisition Corp. III merger (“the SPAC Transaction”)
Elimination old shares March 16, 2022		(124)	1.00	—	—
Share Capital increase on conversion March 16, 2022		235,935,061	0.12	28,312	(28,311)
Share Capital Spartan March 16, 2022		14,907,582	0.12	1,789	85,808
Share Capital for PIPE March 16, 2022		12,500,000	0.12	1,500	108,515
Share Capital for PIPE March 22, 2022		2,500,000	0.12	300	22,375
Other equity movements in the nine months ended September 30, 2022
Private warrants exercise April 15, 2022		1,334,949	0.12	160	13,694
As at September 30, 2022		267,177,592	0.12	32,061	365,900
As at January 1, 2023		267,177,592	0.12	32,061	365,900
Issuance of shares under the LTIP from IPO Grant Shares June 9, 2023		9,600	0.12	1	—
Issuance of shares under the LTIP from RSUs August 10, 2023		666,968	0.12	80	—
Transaction costs related to issuance of ordinary shares in exchange of Public Warrants		—	—	—	(972)
As at September 30, 2023		267,854,160	0.12	32,142	364,928

All the shares issued have been fully paid at the date of the capital issuance.
13    Borrowings
This note provides a breakdown of borrowings in place as at September 30, 2023 and December 31, 2022.

(in €‘000)	Interest rate	Maturity	September 30, 2023	December 31, 2022
Renewed facility	Euribor* + 3.9%**	December 19, 2027	312,160	269,033
Total			312,160	269,033
*The Euribor rate (6M) is floored at 0%. This floor is closely related to the contract of the loan and is therefore not presented separately in the interim condensed consolidated statement of financial position.
**The margin of 3.9% will increase by 0.2% per year, for the first time in December 2025.

Refinancing of the old facility with the renewed facility
On December 19, 2022, the Group has entered into a new facility agreement (“the renewed facility”) with a group of lenders led by Société Générale and Banco Santander, increasing the total existing available facility ("the old facility") by €230,000 thousand to €400,000 thousand, to further support its growth. The renewed facility consists of:
i.€170,000 thousand used to settle the old facility;
ii.up to €200,000 thousand to be used for financing and refinancing certain capital expenditures and permitted acquisitions (and for other permitted debt servicing uses); and
iii.up to €30,000 thousand to be used for issuance of guarantees and letters of credit (and when utilized by way of letters of credit, for general corporate purposes).
The renewed facility expires in December 2027 and bears interest at EURIBOR plus a margin. The principal terms and conditions of the renewed facility are as follows:
•drawdown stop when conditions precedent are not met;
•repayment in full at maturity date;
•commitment fee per year equals to 35% of the applicable margin and is payable for each undrawn facility in the period from the agreement signing date to the date being 42 months following the signing date. For the nine months ended September 30, 2023, the commitment fee was 1.365% per year (equal to 35% of the margin of 3.9%).
In December 2022, the Group completed two drawdowns on the renewed facility for a total amount of €279,210 thousand, of which €170,000 thousand was used to repay the Group’s old facility by a way of netting with the drawdown on the renewed facility. In June 2023, the Group completed an additional drawdown on the renewed facility of €43,400 thousand bringing the total drawdowns of the facility to €322,610 thousand.
In parallel to the renewed facility, the Group entered into two interest rate caps to hedge the interest rate risk on between 65% and 74% (2022: between 65% and 85%) of the outstanding loan amounts under the renewed facility. Details about the Group’s interest rate caps are included Note 16.
The refinancing of the old facility was accounted for as extinguishment of the former financial liability and recognition of the new debt instrument. Details about the accounting treatment are included in Note 25 of the consolidated financial statements for the year ended December 31, 2022.
Assets pledged as security
The renewed facility is secured by pledges on the bank accounts (presented as part of cash and cash equivalents and non-current other financial assets), trade and other receivables and pledges on the shares in the capital of Allego Holding B.V., Allego B.V., Allego GmbH and Allego France SAS held by the Company.
During the nine months ended September 30, 2023, the Group has pledged additional assets in relation to the renewed facility as detailed in the table below.

The carrying amount of assets pledged as security for the renewed facility is as follows:

(in €‘000)	September 30, 2023	December 31, 2022
Current assets
Floating charge
Cash and cash equivalents	6,543	56,317
Trade receivables	8,480	—
Total current assets pledged as security	15,023	56,317

Non-current assets
Floating charge
Non-current other financial assets	10,500	10,500
Total non-current assets pledged as security	10,500	10,500

Total assets pledged as security	25,523	66,817
Transaction costs
During the period ended September 30, 2023, the Group incurred €1,689 thousand (September 30, 2022: €nil) of transaction costs that are directly attributable to the renewed facility. These costs are included in the measurement of the respective drawdowns and are amortized over the term of these drawdowns using the effective interest method. Interest expense on the Group’s renewed facility is recognized as part of finance income/(costs) in the interim condensed consolidated statement of profit or loss.
The Group expects that it will draw on the funds available under the renewed facility. Therefore, commitment fees paid on the unused portion of the renewed facility are deferred and treated as an adjustment to the loan’s effective interest rate and recognized as interest expense over the term of the facility.
Loan covenants
Under the terms of the renewed facility, the Group is required to comply with the following financial covenants related to interest and earnings before interest, taxes, depreciation and amortization (“EBITDA”) at the consolidated level of the Group:
1.Leverage ratio: calculated on a consolidated level as (total net debt / Group EBITDA).
2.Interest cover ratio: calculated on a consolidated basis as (Group EBITDA / interest paid).
The covenants shall be determined based on the IFRS financial statements of the Group, as required by the terms and conditions of the renewed facility. The compliance with these covenants shall be tested every six months, with the testing period being twelve months ending December 31 and June 30, with the first testing date being June 30, 2023.
The target covenant ratios are determined based on a twelve-month running basis and are as follows:

Testing period ending on	Leverage ratio	Interest cover ratio
June 30, 2023	Unconditional	-0.8x
December 31, 2023	Unconditional	-0.9x
June 30, 2024	33.9x	0.4x
December 31, 2024	5.4x	2.3x
June 30, 2025	3.2x	3.8x
December 31, 2025	2.2x	5.5x
June 30, 2026	2.2x	5.5x
December 31, 2026	2.2x	5.5x
June 30, 2027	2.2x	5.5x

The Group may within ten business days from the occurrence of a breach or the anticipated breach of the loan covenants remedy such default by providing evidence of receipt of new funding, sufficient to cure such breach (“equity cure right”). Such remediation is available for not more than two consecutive testing dates and four times over the duration of the renewed facility. In case if the covenants breach is not cured, such a breach is considered a default and could lead to the cancellation of the total undrawn commitments and the loan to become immediately due and payable.
Additionally, the following ratios are set as drawstop event conditions for the part of the renewed facility aimed at financing and refinancing certain capital expenditures and permitted acquisitions, which if breached prior to the anticipated utilization of the capex portion of the renewed facility – will result in the drawdown stop:
•Group EBITDA margin ratio: calculated on a consolidated level as (Group EBITDA / Real Period Revenue).
•Group EBITDA amount: calculated on a consolidated level
•Fast/ultra-fast charging equipment utilization rate: calculated on a consolidated level as (average number of sessions over the relevant Group charger base, divided by 50).
The target drawdown stop conditions are determined based on a twelve-month running basis and are as follows:

Testing period ending on	EBITDA margin (drawstop)	EBITDA (drawstop)		Fast/ultrafast charging equipment utilization rate (drawstop)
June 30, 2023	-4.3%	€(8.5)	million	10.4%
December 31, 2023	-5.8%	€(11.6)	million	11.5%
June 30, 2024	8.1%	€19.8	million	12.7%
December 31, 2024	19.4%	€68.2	million	12.9%
June 30, 2025	24.1%	€111.2	million	14.2%
December 31, 2025	27.3%	€157.5	million	15.5%
June 30, 2026	28.9%	€200.0	million	16.6%
December 31, 2026	Unconditional	Unconditional		Unconditional
June 30, 2027	Unconditional	Unconditional		Unconditional

Breaching the requirements would cause a drawdown stop. Continuing breaches in the drawstop conditions would permit the bank to cancel the total undrawn commitments. The Group may within twenty business days from the occurrence of a drawstop event provide a remedial plan setting out the actions, steps and/or measures (which may include a proposal for adjustments of the financial covenants' or utilization rate's levels) which are proposed to be implemented in order to remedy such drawstop event.
In the preparation of its interim condensed consolidated financial statements, the Group assessed whether information about the existence of the covenant and its terms is material information, considering both the consequences and the likelihood of a breach occurring. The consequences of a covenant breach have been described in this note. A covenant breach would affect the Group’s financial position and cash flows in a way that could reasonably be expected to influence the decisions of the primary users of these interim condensed consolidated financial statements. Refer to Note 2.2 for additional information.
The Group has complied with these covenants in the reporting period ended September 30, 2023.
14    Income tax
The income tax expense for the nine months ended September 30, 2023 is recognized based on the Group’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual tax rate used for the nine months ended September 30, 2023 is 0.38% (nine months ended September 30, 2022: 0.36%).

15    Financial instruments
This note provides information about the Group’s financial instruments, including:
•an overview of all financial instruments held by the Group;
•the classification of the financial instruments;
•the line item on the interim condensed consolidated statement of financial position in which the financial instrument is included;
•the financial instrument’s book and fair value.
The Group holds the following financial instruments:
Financial assets

(in €‘000)	Notes	At amortized cost	Fair value through PL	Fair value through OCI	Total book value	Total fair value
As at December 31, 2022
Non-current other financial assets		21,900	9,198	31,389	62,487	62,487
Current other financial assets		601	—	—	601	601
Trade and other receivables		44,776	—	—	44,776	44,776
Cash and cash equivalents		83,022	—	—	83,022	83,022
Total		150,299	9,198	31,389	190,886	190,886
As at September 30, 2023
Non-current other financial assets		22,439	8,603	29,463	60,505	60,505
Current other financial assets		6,469	—	—	6,469	6,469
Trade and other receivables		36,639	—	—	36,639	36,639
Cash and cash equivalents		28,829	—	—	28,829	28,829
Total		94,376	8,603	29,463	132,442	132,442
Due to the highly liquid nature of cash and cash equivalents and the pledged bank balances classified within non-current other financial assets, their carrying amount is considered to be the same as their fair value. Due to the short-term nature of trade and other receivables as well as current other financial assets, their carrying amount is considered to be the same as their fair value.

Financial liabilities

(in €‘000)	Notes	At amortized cost	Fair value through PL	Total book value	Total fair value
As at December 31, 2022
Borrowings	13	269,033	—	269,033	272,641
Non-current lease liabilities		44,044	—	44,044	N/A
Current lease liabilities		7,280	—	7,280	N/A
Trade and other payables		51,263	—	51,263	51,263
Warrant Liabilities		—	1,296	1,296	1,296
Total		371,620	1,296	372,916	325,200
As at September 30, 2023
Borrowings	13	312,160	—	312,160	325,409
Non-current lease liabilities		60,212	—	60,212	N/A
Current lease liabilities		9,279	—	9,279	N/A
Trade and other payables		51,640	—	51,640	51,640
Warrant liabilities		—	5,471	5,471	5,471
Total		433,291	5,471	438,762	382,520
Due to the short-term nature of the trade and other payables, their carrying amount is considered to be the same as their fair value.
16    Fair value measurement
This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value and the financial instruments for which the fair value is disclosed in the interim condensed consolidated financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.
An explanation of each level is included in Note 2.7.18 of the consolidated financial statements for the year ended December 31, 2022.
Assets and liabilities measured at fair value
As at September 30, 2023, the Group has recorded the following financial instruments at fair value in the interim condensed consolidated statement of financial position:
•interest rate cap derivatives;
•warrant liabilities;
•investment in equity securities.
Interest rate cap derivatives and the investment in equity securities are presented within non-current other financial assets. Warrant liabilities are presented as a separate line in the interim condensed consolidated statement of financial position as at September 30, 2023.
The interest rate caps qualify for the level 2 category in the fair value hierarchy due to the fact that they are not traded in an active market and the fair value is determined using valuation techniques which maximize the use of observable market data. Since all significant inputs required to fair value the instruments are observable, the instruments are included in level 2.
The investment in equity securities qualifies for the level 3 category in the fair value hierarchy due to the fact that the securities are not traded in an active market and there is no observable market data. Therefore, the fair value of these securities is determined using valuation techniques which use unobservable inputs that are significant to fair value.
The warrants qualify for the level 1 category in the fair value hierarchy due to the fact that their fair value is determined based on quoted market inputs.

For assets and liabilities that are recognized in the interim condensed consolidated financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. During the nine months ended September 30, 2023, there were no transfers that occurred between levels.
The fair values of the Group’s assets and liabilities measured at fair value are disclosed in the table in Note 15.
Fair value of assets and liabilities not measured at fair value
The Group has determined the fair value of assets and liabilities not measured at fair value, but for which the fair value is required to be disclosed.
Borrowings:
For the renewed facility, the fair value differs from its carrying amount because the interest payable on the facility is (partially) fixed. The borrowings qualify for the level 3 category in the fair value category due to the use of unobservable inputs, including own credit risk.
The fair values of the Group’s assets and liabilities not measured at fair value are disclosed in the table in Note 15.
Specific valuation techniques to determine fair values
Specific valuation techniques used to value financial instruments include:
•interest rate cap derivatives: option pricing model;
•investment in equity securities: discounted cash flow analysis;
•borrowings: discounted cash flow analysis using a market interest rate;
Financial instruments measured at fair value (level 3)
The changes in level 3 items for the nine months ended September 30, 2023 have been as follows:

(in €‘000)	Investment in equity securities
Carrying amount at January 1, 2023	31,389
Movements in the nine months ended September 30, 2023
Fair value loss on investment in equity securities recognized in other comprehensive income	(1,926)
Carrying amount at September 30, 2023	29,463
The Group’s engages with third party valuation specialists to perform its fair value measurements for financial reporting purposes on a periodic basis. Involvement of external valuers is determined annually by the Group’s finance team after discussion with and approval by the Group’s Executive Board. Selection criteria for valuation specialist include market knowledge, reputation, independence and whether professional standards are maintained.
The Group works closely with the qualified external valuers to establish the appropriate valuation techniques and inputs to the model. At each reporting date, the Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Group’s accounting policies.
Valuation inputs to the fair value of investments in equity securities
The Group updated the third party valuation report to determine the fair value of investments in equity securities. Inputs to the fair value of the investments in equity securities are the earnings growth factor and risk-adjusted discount rate. The following table summarizes the quantitative information about the significant unobservable input parameters used in the level 3 fair value measurement of the investments in equity securities, using the DCF (“Discounted Cash Flows”) methodology.

In %	September 30, 2023
Growth factor	3.0%
Discount rate	11.9%
An increase or decrease of 100 basis point in the growth factor would change the fair value of the investment in equity by an increase of €3,741 thousand or a decrease of €2,984 thousand, respectively.
An increase or decrease of 100 basis point in the discount rate would change the fair value of the investment in equity by a decrease of €4,187 thousand or an increase of €5,255 thousand, respectively.
17    Financial risk management
This note explains the Group’s exposure to financial risks and how these risks could affect the Group’s future financial performance.

Risk	Exposure arising from	Measurement	Management
Market risk – interest rate risk	Long-term borrowings at variable rates	Sensitivity analysis	Economic hedge with an interest rate caps
Market risk – price risk	Investments in equity securities	Sensitivity analysis	Monitoring quarterly valuation updates and forecasts of future cash flows
Liquidity risk	Borrowings and other liabilities	Cash flow forecasts	Availability of borrowing facilities.
The Group’s management oversees the management of these risks. The Group’s management is supported by the Finance department that advises on financial risks and the appropriate financial risk governance framework for the Group. The Group’s risk management is predominantly controlled by the Finance department under policies approved by the Executive Board. The Executive Board provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments. Since the largest part of the Group’s assets, liabilities, and transactions are denominated in euro, the market risk of foreign exchange is considered not to be significant. There are no changes compared to the previous period.
Market risk
Cash flow and fair value interest rate risk
The Group’s main interest rate risk arises from a long-term borrowing with a variable rate, which exposes the Group to cash flow interest rate risk. The cash flow risk is mitigated through the usage of interest rate caps. During the nine months ended September 30, 2023 and 2022, the Group’s borrowings at a variable rate were denominated in euro.
The Group’s borrowings are carried at amortized cost.
Instruments used by the Group
The Group has two interest rate caps in place with a notional of €237,458 thousand (December 31, 2022: two interest rate caps with a notional of €181,487 thousand) which mature in December 2027 (December 31, 2022: in December 2027). As at September 30, 2023, the interest rate caps cover approximately 74% (December 31, 2022: 65%) of the variable loan principal outstanding. The strike price changes over time and ranges between 1.50% and 3.43%. The interest rate caps mitigate between 65% and 74% (December 31, 2022: between 65% and 85%) of the variable debt outstanding, as the notional of the derivative instruments and the renewed facility changes over time. The remaining cash flow risk is accepted.
The interest rate caps require settlement of any interest receivable, if applicable, semiannually. The settlement dates coincide with the dates on which interest is payable on the renewed facility.

Sensitivity
The interim condensed consolidated statement of profit or loss is sensitive to higher/lower interest expenses from borrowings as a result of changes in interest rates as both the Group’s old and renewed facilities have a variable interest rate. Equity is not impacted as no hedge accounting is applied. Additionally, an increase or decrease of the Euribor has an impact on the fair value of the Group’s interest rate caps.
The impact on loss for the three and nine months ended September 30, 2023 and 2022 as a result of a change in interest rates is as follows:

(in €‘000)	Impact on pre-tax loss
	For the three months ended September 30,		For the nine months ended September 30,
	2023	2022	2023	2022
Interest rates – increase by 10 basis points*	5	31	463	258
Interest rates – decrease by 10 basis points*	(4)	(38)	(439)	(253)
*Keeping all other variables constant.
Global regulators and central banks have been driving international efforts to reform key benchmark interest rates. The market is therefore in transition to alternative risk-free reference rates. Although limited impact is expected on the Euribor, the Group is in the process of evaluating the implications of such a phase out. The Group has no interest rate hedging relationships which are affected by the reform and does not expect any significant impact on existing contracts due to a change in the interest rates. The Group will continue to monitor market developments.
Price risk
Exposure
The Group’s exposure to equity securities price risk arises from investments held by the group and classified in the interim condensed consolidated statement of financial position as at fair value through other comprehensive income ("FVOCI") as detailed in Note 19 of the consolidated financial statements for the year ended December 31, 2022. The price risk is mitigated by monitoring quarterly valuation updates and forecasts of future cash flows and aligning the business strategy accordingly.
Sensitivity
The table below summarizes the impact of increases/decreases of the price of equity securities on the group’s equity through OCI reserve for the period. The analysis is based on the assumption that the fair value of the equity securities held by the group has increased or decreased by 40%, with all other variables held constant.

(in €‘000)	Impact on Group's Equity
For the nine months ended September 30,
Fair Value – increase by 4,000 basis points	11,785
Fair Value – decrease by 4,000 basis points	(11,785)
Liquidity risk
Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities to meet obligations when due and to close out market positions. Due to the dynamic nature of the underlying businesses, the Group maintains flexibility in funding by maintaining availability under committed credit lines. The Group has been predominantly contracting customers of sound commercial standing and their payment behavior was generally good. Refer to Note 2.2 for details about the Group’s financial position and the going concern assumption applied in preparing the interim condensed consolidated financial statements.
As disclosed in Note 13, the Group has pledged bank balances to secure the payment of interest and commitment fees to the Group’s external lenders and pledged bank balances in relation to bank guarantees issued to suppliers of the Group.
The main risk for the Group is not meeting the debt covenants or drawdown requirements described in Note 13. In this case, funding via the renewed facility would not be available. The Group monitors the liquidity risk on a weekly basis.

Management monitors rolling forecasts of the Group’s cash and cash equivalents on the basis of expected cash flows. This is generally carried out at Group level, in accordance with practice and limits set by the Group. In addition, the Group’s liquidity management policy involves projecting cash flows and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. The Group assessed the concentration of risk with respect to refinancing its debt and concluded it to be low.
Financing arrangements
The Group had access to the following undrawn borrowing facilities for each reporting period presented:

(in €‘000)	September 30, 2023	December 31, 2022
Expiring beyond one year—renewed facility	77,390	120,790
The renewed facility is available to be drawn if the drawdown covenants are met, in euros and has an average maturity of approximately 4 years (December 31, 2022: 5 years).
18    Commitments and contingencies
Purchase commitments for chargers and charging infrastructure
Significant expenditures for chargers and charging infrastructure contracted for, but not recognized as liabilities, as at September 30, 2023 were €18,974 thousand (December 31, 2022: €2,452 thousand). The Group uses these assets either as own chargers (property, plant and equipment) or as charging equipment to fulfill its obligations under development contracts entered into with its customers (inventory). As a result of the additional liquidity obtained from the renewed facility in December 2022, and in line with the growth strategy and business plan of the Group, the company has been increasing its level of commitment towards capital expenditures and inventory purchases during the nine months ended September 30, 2023.
Purchase commitments for renewable electricity
As disclosed in Note 2.2, Allego has entered into medium- and long-term power purchase agreements with renewable power producers. Significant expenditures for renewable electricity and corresponding CO2 tickets contracted for, but not recognized as liabilities, as at September 30, 2023 were €233,149 thousand (December 31, 2022: €69,701 thousand).
19    Related-party transactions
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.
Terms and conditions of transactions with related parties
Management services were bought from the immediate parent entity for a fixed fee. All other transactions were made on normal commercial terms and conditions and at market rates. Outstanding balances are unsecured. Asset and liability positions can either be offset or can be settled in cash. No loss allowance is recognized on these balances.

19.1. Transactions with related parties

		For the three months ended September 30,		For the nine months ended September 30,
(in €‘000)	Relationship	2023	2022	2023	2022
Madeleine Charging B.V.	Immediate parent entity
Interest expenses on shareholder loans		—	—	—	1,755
Management fee		—	—	—	12
Reimbursement of advisory fees		—	—	—	280
Share-based payment expenses		—	—	—	74,001
Mega-E Group (Mega-E Charging B.V. and its subsidiaries)	Other related party
Revenue from contracts with related party		—	—	—	1,474
EV Cars	Other related party
Revenue from contracts with related party		3,205	4,482	12,311	22,826
Voltalis	Other related party
Revenue from contracts with related party		1,364	989	4,091	1,279
Madeleine Charging B.V
For the three months ended September 30, 2023, transactions with Madeleine amounted to € nil (three months ended September 30, 2022 : € nil). For the nine months ended September 30, 2023, transactions with Madeleine amounted to € nil (nine months ended September 30, 2022: €76,048 thousand). The change is largely driven by the SPAC Transaction, which occurred on March 16, 2022.
On March 16, 2022, immediately prior to the closing of the SPAC Transaction, the outstanding principal of the shareholder loans together with the accrued interest on these loans with Madeleine was converted into equity. As a result no further interest expenses related to these shareholder loans were incurred by the Group (Refer to Note 25 of the consolidated financial statements for the year ended December 31, 2022).
Prior to the SPAC Transaction, Allego was required to pay Madeleine management fees and reimburse advisory fees, which are no longer applicable From March 16, 2022 as a result of the SPAC Transaction.
Share-based payment expenses with Madeleine related to the First Special Fees Agreement and the Second Special Fees Agreement. The First Special Fees Agreement was terminated prior and in connection with the SPAC Transaction and no further share-based payment expenses with Madeleine were incurred in relation to it after March 16, 2022 (Refer to Note 11.1 of the consolidated financial statements for the year ended December 31, 2022). The Second Special Fees Agreement was novated from Madeleine to Allego on April 20, 2022 and no further share-based payment expenses were incurred from that date in relation to Madeleine (refer to note 7.1 for details on the Second Special Fees Agreement).
Mega-E Group
The transactions with Mega-E until March 16, 2022, are considered related-party transactions. The Group obtained control of Mega-E as of that date. All subsequent transactions are therefore considered to be intra-group transactions and have been eliminated in these interim condensed consolidated financial statements.

20    Subsequent events
The following subsequent events occurred after September 30, 2023:
Public warrants exchange
As at September 30, 2023, the Group had 13,799,948 public warrants outstanding and no private placement warrants. On October 3, 2023, the Group announced the completion of its previously announced exchange offer (dated August 25, 2023) and consent solicitation relating to its outstanding public warrants. On October 3, 2023, the Company issued 2,996,918 ordinary shares in exchange for the 13,029,838 public warrants tendered in the exchange offer. The remaining 770,110 public warrants were exchanged for 159,712 ordinary shares, effective October 18, 2023. No consideration was received from the Company as part of the exchange. As a result of these transactions, no public warrants remain outstanding.
Guarantee facility
On December 19, 2022, the Group has entered into a renewed facility agreement with a group of lenders led by Société
Générale and Banco Santander, which included up to €30,000 thousand to be used for issuance of guarantees and letters of credit. The first letters of credit were issued on October 19, 2023 to Solarpark Lindenhof GmbH, as follows: one letter of credit from Banco Santander for the maximum original amount of €6,250 thousand and one letter of credit from Société
Générale for the maximum original amount of €6,250 thousand.